                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                         Commission File number 0-19152


                        Automated Security (Holdings) PLC
                                ENGLAND AND WALES
                 (Jurisdiction of incorporation of organization)

           The Clock House, The Campus, Spring Way Hemel Hempstead,
                         Hertfordshire HP2 7TL England

                         (Address of principal offices)


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F  X   Form 40-F
              -----          -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
        -----   -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

                                                                          [LOGO]

June 19, 1996

NOT FOR RELEASE OR DISTRIBUTION IN OR INTO CANADA

           AUTOMATED SECURITY (HOLDINGS) PLC ("ASH" OR THE "COMPANY")
                RECOMMENDED PROPOSALS FOR THE ACQUISITION OF ASH
                             BY ADT LIMITED ("ADT")

- -    The Board of ASH, which has been advised by Charterhouse Bank Limited and
     Smith Barney Inc., announces the terms of recommended proposals (the "Proposals") whereby ADT will acquire all of the issued share capital of ASH.

- -    Under the Proposals, ASH shareholders will be entitled to receive ADT
     Common Shares on the following basis:

     FOR EVERY 92 ASH ORDINARY SHARES                       3 ADT COMMON SHARES
     (FOR EVERY 46 ASH ADRS                                 3 ADT COMMON SHARES)
     FOR EVERY 31 ASH 5% PREFERENCE SHARES                  2 ADT COMMON SHARES
     FOR EVERY 31 ASH 6% PREFERENCE SHARES                  2 ADT COMMON SHARES

- -    The market value of ADT Common Shares being offered under the Proposals is approximately L84.9 million (US$131.1 million) (based on the closing price on the New York Stock Exchange of US$18.625 for an ADT Common Share on June 18, 1996, the last day prior to this announcement).

- -    The Proposals imply a value of 39.3p for each ASH Ordinary Share, which represents a premium of 26.9% to the prevailing market price (based on the closing price on the New York Stock Exchange of US$18.625 for an ADT Common Share and the closing mid-market price on the London Stock Exchange of 31p for an ASH Ordinary Share on June 18, 1996).

- -    Similarly, the Proposals imply a value for each ASH 5% Preference Share and each ASH 6% Preference Share of 77.8p, which represents a premium of 29.7% to the closing mid-market prices on the London Stock Exchange of 60p for both the 5% and 6% Preference Shares on June 18, 1996.


                                    - more -

- -    Likewise, the Proposals imply a value of US$1.215 for each ASH ADR, which represents a premium of 29.6% to the closing price on the New York Stock Exchange of US$0.9375 for an ASH ADR on June 18, 1996.

- -    The 9 1/2% Convertible Capital Bonds due 2006 of ASH Capital Finance
     (Jersey) Limited will remain outstanding but will benefit from enhanced terms reflecting the Proposals.

- -    The Proposals will be effected by means of a Scheme of Arrangement under
     Section 425 of the Companies Act 1985 to be sanctioned by the High Court in England and Wales. It is expected that the formal scheme document will be posted to shareholders in July and that the Scheme will become effective in September 1996.

- -    The Board of ASH, which has been so advised by the Company's financial advisers, Charterhouse Bank Limited and Smith Barney Inc., considers the terms of the Proposals to be fair and reasonable and in the best interests of the shareholders as a whole. In providing advice to the Board, Charterhouse Bank Limited and Smith Barney Inc. have taken into account the Board's commercial assessment of the Proposals. The Board will be unanimously recommending that shareholders vote in favor of the Proposals.

ENQUIRIES:

ASH PLC                  Lord Lane of Horsell (Chairman)         441 44 260 008
                         Tony Dignum (Chief Executive)
                         Peter Bertram (Finance Director)

Charterhouse
Bank Limited             Paul Baines/Andy Margetts               44 171 248 4000

Smith Barney
Inc.                     Ralph Watts/Peter Tague                 212 816 6000

Hudson Sandler
Limited                  Simon Hudson/Andrew Hayes               44 171 796 4133

Taylor Rafferty
Associates, Inc.         Brian Rafferty                          212 889 4350


THESE NOTES SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED PRESS RELEASE


                                    - more -

NOT FOR RELEASE OR DISTRIBUTION IN OR INTO CANADA                  JUNE 19, 1996

           AUTOMATED SECURITY (HOLDINGS) PLC ("ASH" OR THE "COMPANY")
                RECOMMENDED PROPOSALS FOR THE ACQUISITION OF ASH
                             BY ADT LIMITED ("ADT")


1.   INTRODUCTION
     The Board of ASH announces the terms of recommended proposals (the "Proposals") to be put to the shareholders of ASH whereby ADT will acquire all of the issued share capital of ASH in exchange for shares in ADT.

     The Proposals value the issued share capital of ASH at approximately L84.9 million (US$131.1 million), by reference to the closing price of US$18.625 for a common share in ADT (an "ADT Common Share") on the New York Stock Exchange on June 18, 1996, the last day prior to this announcement.

     It is intended that the Proposals will be effected by means of a scheme of arrangement under Section 425 of the Companies Act 1985 to be sanctioned by the High Court in England and Wales (the "Scheme").

2.   BACKGROUND TO AND REASON FOR THE PROPOSALS
     For some time, ASH has been burdened by a high level of debt. In 1995, the Board instigated a successful program to refocus ASH's management and to sell the Company's peripheral businesses. The Board recognized from the outset that this course was not in itself sufficient to overcome the financial constraints on the Company.

     The Board and its advisers have spent much effort in investigating a variety of ways to improve ASH's financial position. During the conduct of this review, the Board was able to secure the support of ASH's lenders and, in December 1995, the Company entered into a new arrangement with its lenders which gave the Board an extended period for evaluation of the options available.

     Following this review, the Board instigated an orderly disposal program of its US operations. However, during this process, discussions commenced with ADT regarding ADT making an offer for ASH. These discussions have culminated in the Proposals which are being announced today. Under these, ASH shareholders are being offered the opportunity of continuing to participate in the electronic security services business by receiving ADT Common Shares. ADT is, through its subsidiaries, the largest operator in this industry in North America, and also has significant operations in this field in Europe.


                                    - more -

3.   TERMS OF THE SCHEME

     Under the Scheme, holders of ordinary shares of 10p each in ASH ("Ordinary Shares"), American Depositary Shares evidenced by American Depositary Receipts ("ADRs") (each ADR representing two Ordinary Shares) and 5% and 6% convertible cumulative redeemable preference shares in ASH of L1 each ("5% Preference Shares" and "6% Preference Shares" respectively), will be entitled to receive ADT Common Shares on the following basis:

     FOR EVERY 92 ASH ORDINARY SHARES                       3 ADT COMMON SHARES
     FOR EVERY 46 ASH ADRS                                  3 ADT COMMON SHARES
     FOR EVERY 31 ASH 5% PREFERENCE SHARES                  2 ADT COMMON SHARES
     FOR EVERY 31 ASH 6% PREFERENCE SHARES                  2 ADT COMMON SHARES

     The market value of ADT Common Shares being offered under the Proposals is approximately L84.9 million (US$131.1 million) (based on the closing price on the New York Stock Exchange of US$18.625 for an ADT Common Share on June 18, 1996, the last day prior to this announcement).

     The Proposals imply a value of 39.3p for each Ordinary Share, which represents a premium of approximately 26.9% to the prevailing market price (based on the closing price on The New York Stock Exchange of US$18.625 for an ADT Common Share and on the closing mid-market price on the London Stock Exchange of 31p for an Ordinary Share on June 18, 1996).

     Similarly, the Proposals imply a value for each 5% Preference Share and each 6% Preference Share of 77.8p, which represents a premium of 29.7% to the closing mid-market prices on the London Stock Exchange of 60p for both the 5% Preference Shares and the 6% Preference Shares, on June 18, 1996.

     Likewise, the Proposals imply a value of US$1.215 for each ASH ADR, which represents a premium of 29.6% to the closing price on the New York Stock Exchange of US$0.9375 for an ASH ADR on June 18, 1996.

     No fractions of ADT Common Shares will be issued to ASH shareholders but ADT will pay cash to ASH shareholders in respect of their fractional entitlements.

     Approximately 7.0 million ADT Common Shares will be issued as a result of the Scheme, representing approximately 5.0% of the enlarged issued common share capital of ADT.


                                    - more -

     The ADT Common Shares to be issued will be listed on the New York Stock Exchange (where ADT has its primary listing) and on the London Stock Exchange. Following completion of the Proposals, ASH will become a wholly owned subsidiary of ADT.

     The 9 1/2% Convertible Capital Bonds due 2006 of ASH Capital Finance (Jersey) Limited (the "CCBs"), which are guaranteed by ASH, will remain outstanding. The Trustee of the Trust Deed which governs the terms of the CCBs has agreed in principle to add ADT as a guarantor of the CCBs and as the party into whose share capital the conversion and exchange rights of the CCBs are exercisable with the effect that the CCBs may convert into ADT Common Shares at a rate which reflects the premium being offered to holders of Ordinary Shares under the Scheme.

     The holder of the 8.28% Senior Notes of ASH (the "Senior Notes") which has the rights to subscribe for approximately 3.7 million Ordinary Shares has agreed in principle to the cancellation of these rights conditional upon the prepayment of the Senior Notes, which is intended to happen on or about the date on which the Scheme becomes effective.

     If the Scheme becomes effective, all options outstanding under ASH's share option scheme will remain exercisable for a period of one month following the date on which option holders are notified that the Scheme has been sanctioned by the Court and, if not then exercised, will lapse.

4.   DETAILS OF THE SCHEME

     The Scheme will require approval by holders of each class of shares in ASH at separate court meetings (the "Court Meetings") and the subsequent sanction of the High Court in England and Wales (the "Court"). In addition, the approval by ASH's shareholders at an Extraordinary General Meeting to amend ASH's articles of association will be required.

     THE COURT MEETINGS

     The Court Meetings will be convened by order of the Court for the purpose of considering and, if thought fit, approving the Scheme (with or without modification). Separate meetings will be held for holders of Ordinary Shares and each class of Preference Share.

     At the Court Meetings, voting will be on a poll, and shareholders will be entitled, at the relevant meeting, to one vote for each Ordinary, 5% Preference or 6% Preference Share, as the case may be, held by them. The resolution will be passed if a majority in number representing not less than three-fourths in value of the relevant shares represented by those present and voting, either in person or by proxy, votes in favor of the Scheme.


                                    - more -

     Upon the Scheme becoming effective in respect of any class of shares, it will be binding on all holders of shares of that class, irrespective of whether they attend or vote at the Court Meetings.

     THE EXTRAORDINARY GENERAL MEETING

     An Extraordinary General Meeting (at which all shareholders will be entitled to attend and vote) will be convened for the purpose of considering and, if thought fit, passing a special resolution to amend ASH's articles of association so as to provide that any Ordinary Shares issued on the exercise of share options are bound by the Scheme if issued after the Court Meetings but before the effective date of the Scheme or are immediately exchanged for ADT Common Shares if issued on or after the effective date of the Scheme.

     RIGHTS OF HOLDERS OF ADRS

     Holders of ADRs will have the right to instruct the agent bank, Bank of New York, how to cast the votes which relate to their underlying shareholdings in ASH at the Court Meeting of holders of Ordinary Shares and at the Extraordinary General Meeting. However, if they wish to attend the meetings in person and have the right to vote in their own right, it will be necessary for them to apply for their holding of ADRs to be converted into a holding of Ordinary Shares.

     The conditions of the Scheme are set out in the Appendix to this Press Release.

5.   FINANCIAL INFORMATION ON ASH

     In the financial period ended on November 30, 1995, ASH reported (under UK Generally Accepted Accounting Principles ("UK GAAP")) consolidated losses before taxation of L7.4 million (1994: losses of L11.8 million) on turnover from continuing operations of L153.7 million (1994: L154.3 million). The consolidated losses before taxation of L7.4 million included a charge to the profit and loss account in respect of disposals of discontinued operations of approximately L5.7 million, compensated for by a write back to reserves in respect of goodwill written off of L8.8 million. As at November 30, 1995, the Company's consolidated net assets on a similar basis amounted to L32.5 million.

     On April 15, 1996, ASH announced its results for the first quarter of the current financial year (the three months ended February 29, 1996). The Company reported (under UK GAAP) a loss before taxation of L1.3 million on turnover of L37.3 million.


                                    - more -

6.   INFORMATION ON ADT

     ADT, through its subsidiaries, is engaged in two service businesses; electronic security services in North America and Europe, and vehicle redistribution and related services in the United States. ADT is incorporated in Bermuda.

     ADT, through its subsidiaries, is the single largest provider of electronic security services in North America and a significant provider of electronic security services in Europe, providing continuous monitoring of commercial and residential security systems to over 1,300,000 customers in North America and Europe. ADT, through its subsidiaries, is also the second largest provider of vehicle redistribution services in the United States providing a comprehensive range of vehicle redistribution services to vehicle dealers and owners and operators of vehicle fleets.

     For the year ended December 31, 1995, ADT reported (under US Generally Accepted Accounting Principles ("US GAAP")) net income before non-recurring charges of US$120 million (1994: US$107 million) on net sales of US$1,525 million (1994: US$1,376 million). Approximately 72% of ADT's net sales in 1995 were derived from its electronic security services division.

     For the quarter ended March 31, 1996, ADT reported (under US GAAP) net income of US$31 million on net sales of US$354 million, after adding back the charge of US$410 million resulting from the application of Statement of Financial Accounting Standards Number 121. This compared with US$27 million for the comparable period in 1995 on net sales of US$373 million. As at March 31, 1996, ADT's consolidated shareholders' equity amounted to US$792 million.

7.   EMPLOYEES

     Upon the Scheme becoming effective, it is ADT's intention to integrate its existing security services business in the United Kingdom with that of ASH and to incorporate ASH's United States businesses into ADT's existing operational structure in order to realize the available cost savings and synergies, both in respect of customer acquisition and service.

     ADT has confirmed that the contractual and statutory rights of employees of the ASH Group (including their pension rights) will be fully safeguarded.

8.   RECOMMENDATION

     The Board of ASH, which has been so advised by the Company's financial advisers, Charterhouse Bank Limited and Smith Barney Inc., considers the terms of the Proposals to be fair and reasonable and in the best interests of the shareholders


                                    - more -
     as a whole. In providing advice to the Board, Charterhouse Bank Limited and Smith Barney Inc. have taken into account the Board's commercial assessment of the Proposals.

     Accordingly, the Board will unanimously recommend that shareholders support the Proposals by voting in favor of the resolutions being proposed at the meetings referred to above.

9.   EXPECTED TIMETABLE OF PRINCIPAL EVENTS

     It is expected that a circular setting out further details of the Scheme will be despatched to shareholders in July. This will include notices convening Court Meetings at which approval of the Proposals will be sought, and an Extraordinary General Meeting, at which approval to amend the Company's articles of association will be sought. It is expected that the Scheme will become effective in September 1996. Unless it has become effective by October 31, 1996 (or any later date which ADT and ASH may agree and the Court may allow), the Scheme shall not become effective.

ENQUIRIES:

ASH PLC                  Lord Lane of Horsell (Chairman)         441 44 260 008
                         Tony Dignum (Chief Executive)
                         Peter Bertram (Finance Director)

Charterhouse
Bank Limited             Paul Baines/Andy Margetts               44 171 248 4000

Smith Barney
Inc.                     Ralph Watts/Peter Tague                 212 816 6000

Hudson Sandler
Limited                  Simon Hudson/Andrew Hayes               44 171 796 4133

Taylor Rafferty
Associates, Inc.         Brian Rafferty                          212 889 4350

AN EXCHANGE RATE OF US$1.5438/UKL (BEING THE CLOSING RATE PREVAILING ON JUNE 18, 1996) HAS BEEN USED THROUGHOUT THIS PRESS RELEASE.

IN CONNECTION WITH THIS TRANSACTION AND IN THE PREPARATION OF THIS PRESS RELEASE, CHARTERHOUSE BANK LIMITED AND SMITH BARNEY INC. ARE ACTING EXCLUSIVELY FOR ASH. CHARTERHOUSE BANK LIMITED AND SMITH BARNEY INC. ARE NOT ACTING FOR ANY OTHER PERSON AND WILL NOT BE RESPONSIBLE TO ANY OTHER PERSON FOR PROVIDING PROTECTIONS AFFORDED TO CUSTOMERS OF CHARTERHOUSE BANK LIMITED OR SMITH BARNEY INC. OR ADVISING THEM ON THIS TRANSACTION OR ON THE CONTENTS OF THIS PRESS RELEASE. CHARTERHOUSE BANK LIMITED AND SMITH BARNEY INC. ARE REGULATED BY THE SECURITIES AND FUTURES AUTHORITY LIMITED.


                                    - more -

                                    APPENDIX

                            CONDITIONS OF THE SCHEME

The Scheme will comply with the appropriate requirements of the City Code on Takeovers and Mergers.

The Scheme will become effective and binding if each of the following conditions is fulfilled or, where capable of waiver, waived:

1. the Scheme being approved by a majority in number, representing three-fourths in value of the shares held by those present and voting either in person or by proxy, of the holders of:

     (a)  the Ordinary Shares;
     (b)  the 5% Preference Shares; and
     (c)  the 6% Preference shares;

     at their respective Court Meetings (or at any adjournment thereof);

2. the passing at the Extraordinary General Meeting (or at any adjournment thereof) of a special resolution to amend ASH's articles of association in the manner indicated in paragraph 4 of the Press Release;

3. the Scheme being sanctioned by the Court and an office copy of the Court Order being delivered to and registered by the Registrar of Companies no later than October 31, 1996 or such later date as ASH, ADT and the Court may agree;

4. the Bermuda Monetary Authority (Foreign Exchange Control) granting consent to the issue of the ADT Common Shares being issued as consideration under the Scheme;

5. the New York Stock Exchange approving for listing the ADT Common Shares being issued as consideration under the Scheme for trading on that exchange;

6. The London Stock Exchange agreeing to admit the ADT Common Shares being issued as consideration under the Scheme to the Official List;

7. ADT receiving, in a form satisfactory to it, a no-action letter from the US Securities and Exchange Commission in relation to the ADT Common Shares being issued as consideration under the Scheme confirming that such issue is exempt from registration under the US Securities Act of 1933, as amended;


                                    - more -

8. the Trustee of the CCBs, ASH Capital Finance (Jersey) Limited, ASH and ADT entering into a supplemental trust deed and ancillary documents in a form satisfactory to ADT and on terms which give effect to the relevant agreement in principle to add ADT as a guarantor of the CCBs and as the party into whose share capital the conversion and exchange rights of the CCBs are exercisable;

9. ASH, the holder of the Senior Notes and the bank acting as security trustee in relation to the Senior Notes entering into the necessary documentation in a form satisfactory to ADT to give effect to the agreement in principle of the holder of the Senior Notes to cancel its rights to subscribe for 3,706,680 Ordinary Shares conditional upon the prepayment of the Senior Notes held by it;

10. it having been established, in terms satisfactory to ADT, that the Scheme or any matter arising from the Scheme will not be referred to the Monopolies and Mergers Commission;

11. any waiting periods under the US Hart-Scott-Rodino Anti-trust Improvement Act 1976 and the regulations thereunder having expired or been terminated;

12. no government or governmental, quasi-governmental, supranational, statutory or regulatory body, trade agency, professional association, institution, court or any other person or body in any jurisdiction having instituted, implemented or threatened any action, proceedings, suit, investigation or enquiry or enacted or made, or having proposed to enact or made, any statute, regulation, order or decision that might:

     (a) make the Scheme or the proposals relating to the CCBs void, illegal or unenforceable or directly or indirectly restrict, prohibit, delay or otherwise interfere with the implementation of, or impose additional material conditions or material obligations with respect to, the Scheme or the proposals relating to the CCBs;

     (b) result, directly or indirectly, in any material delay in the ability of ADT to acquire all or any of the shares in ASH pursuant to the Scheme or the proposals relating to the CCBs;

     (c) require the divestiture by any of ASH and its subsidiary undertakings ("the ASH Group") by any of ADT and its subsidiary undertakings ("the ADT Group") of all or any part of their respective businesses, assets or properties or impose any material limitation on the ability of any of them to conduct their respective businesses or own their respective assets or properties;


                                    - more -

     (d) impose any material limitation on the ability of any member of the ADT Group to acquire or hold, or to exercise effectively, directly or indirectly, all or any rights of ownership of shares in any member of the ASH Group or on the ability of any member of the ASH Group to acquire or hold, or to exercise effectively, directly or indirectly, all or any rights of ownership of shares in any other member of the ASH Group; or

     (e) otherwise materially and adversely affect the business or profits of the ASH Group or of the ADT Group, and all applicable waiting or other periods during which any such government, body, agency, association, institution, court or person could institute, implement or threaten any such action, proceedings, suit, investigation or enquiry having expired or been terminated;

13. all authorizations, orders, recognitions, grants, consents, confirmations, permissions and approvals necessary or appropriate for or in respect of the Scheme (or the fulfillment of any conditions of the Scheme) and the proposed acquisition of ASH by ADT being obtained in terms and form satisfactory to ADT from the appropriate governments, governmental, quasi-governmental, supranational, statutory and regulatory bodies, trade agencies, professional associations, institutions, courts and persons and bodies with whom any member of the ASH Group or the ADT Group has entered into contractual arrangements and such authorizations, orders, recognitions, grants, consents, confirmations, permissions and approvals remaining in full force and effect and there being no indication of any intention to revoke any of them and all necessary filings having been made and all applicable waiting periods under any applicable legislation or regulation in any jurisdiction having expired or been terminated and all necessary statutory and regulatory obligations in any jurisdiction having been complied with;

14. there being no provision of any agreement or other instrument to which any member of the ASH Group is a party or by or to which any such member or any of its assets may be bound or be subject which would or may, as a consequence of the implementation of the Scheme, result, to an extent which is material in the context of the ASH Group taken as a whole, in:

     (a) any indebtedness of any such member being or becoming capable of being repayable prior to its stated maturity or the ability of such member of person to incur any indebtedness being withdrawn or inhibited;


                                    - more -

     (b) any such agreement or instrument being terminated or materially and adversely modified or any material action being taken or onerous obligation arising thereunder;

     (c) any assets of any such member being disposed of otherwise than in the ordinary course of business;

     (d) the financial or trading position or prospects of any such member being materially and adversely affected;

     (e) the interest or business of any such member in or with any person, firm or company (or any arrangements relating to such interest or business) being terminated or materially and adversely affected; or

     (f) the creation of any mortgage, charge or other security over the whole or any part of the business, property or assets of any such member;

     except as disclosed in writing to ADT prior to the date of this Press Release;

15. no member of the ASH Group having since November 30, 1995, (except as disclosed in writing to ADT prior to the date of this Press Release):

     (a) issued or authorized or proposed the issue of additional shares of any class or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities;

     (b) declared, paid or made or proposed to declare, pay or make any dividend or other distribution whether payable in cash or otherwise, other than any distribution by any wholly-owned subsidiary within the ASH Group;

     (c) entered into any agreement to acquire, dispose of or transfer material assets (other than in the ordinary course of trading);

     (d) issued any debentures or incurred any indebtedness or contingent liability which is material in the context of the ASH Group taken as a whole;

     (e) disposed of or transferred, mortgaged or encumbered any assets or any right, title or interest in any asset which is material in the context of the ASH Group taken as a whole;


                                    - more -

     (f) entered into any arrangement, agreement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term or unusual nature or which involves or could involve an obligation of a nature or magnitude which is material in the context of the ASH Group taken as a whole;

     (g) entered into any arrangement, agreement or commitment otherwise than in the ordinary course of its business which is material in the context of the ASH Group taken as a whole;

     (h) entered into or varied the terms of any service agreement with any director of ASH;

     (i)  in the case of ASH, proposed any voluntary winding-up; or

     (j) entered into any arrangement, agreement or commitment or passed any resolution in general meeting with respect to any of the transactions or events referred to in this paragraph;

16. since November 30, 1995 (except as disclosed in writing to ADT prior to the date of this Press Release):

     (a) there having been no material adverse change in the financial or trading position of the ASH Group taken as a whole;

     (b) there having been no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the ASH Group is a party (whether as plaintiff, defendant or otherwise) and no such proceedings having been threatened against any member of the ASH Group which in any case is likely to have a material and adverse effect on the ASH Group taken as a whole; and

     (c) no contingent liability having arisen which might be likely materially and adversely to affect any member of the ASH Group which in any case is likely to have a material effect on the ASH Group taken as a whole; and

17. ADT not becoming aware after the date of this Press Release that the financial or business information concerning the ASH Group as contained in the information publicly disclosed at any time by any member of the ASH Group contains a misrepresentation of fact which is material in the context of the ASH Group taken as a whole or omits to state a fact necessary to make the information contained therein not misleading in a manner which is material in such context.

ADT reserves the right to waive all or any of conditions 1(b), 1(c), 2 and 7 to
                       17 inclusive, in whole or in part.

                                      # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Automated Security (Holdings) PLC


                                        By: /s/ Peter Bertram
                                            -------------------------------
                                            Peter Bertram
                                            Chief Financial Officer


Date of signing: June 20, 1996